Exhibit 99.1

Polyrizon Emerges with Positive Preclinical Data on Nasal Protection Platform

The Company demonstrated strong mucoadhesion and broad surface coverage in ex vivo nasal tissue models

Raanana, Israel, May 21, 2025 (GLOBE NEWSWIRE) -- Polyrizon Ltd. (Nasdaq: PLRZ) (the “Company” or “Polyrizon”), a development stage biotech company specializing in the development of innovative intranasal hydrogels, announced compelling results from recent ex vivo studies demonstrating the mucoadhesive strength and extensive nasal surface coverage of its proprietary formulation platform.

The studies were conducted in collaboration with Prof. Fabio Sonvico’s laboratory, utilizing excised rabbit nasal mucosa as a surrogate for human nasal tissues. The research aimed to characterize two key technological aspects of Polyrizon’s formulation: surface coverage capability and mucoadhesive performance, both essential properties for protection against airborne biological assaults and for effective intranasal therapeutic delivery.

Advanced ex vivo studies using two-photon fluorescence microscopy demonstrated that Polyrizon’s formulation spreads rapidly and uniformly across the nasal mucosa, forming a consistent surface layer. The use of fluorescent markers confirmed that the formulation was accurately localized on the tissue, clearly distinguishable from natural tissue autofluorescence. This broad and uniform coverage is essential for ensuring effective localized protection or drug delivery. In parallel, mucoadhesion testing showed that the formulation maintains a strong and lasting attachment to the nasal tissue, even under conditions simulating physiological nasal fluid flow. This prolonged retention supports the potential for extended efficacy and enhances the potential for therapeutic benefit by helping the formulation stay in place long enough to exert its intended effect.

“These findings support our belief in our formulation’s ability to rapidly and effectively coat the nasal mucosa, a critical requirement for localized protection or delivery. This mucoadhesive profile is crucial for maintaining therapeutic efficacy in real-world conditions where mucociliary clearance can limit retention time ” said Tomer Izraeli, CEO of Polyrizon.

About Polyrizon

Polyrizon is a development stage biotech company specializing in the development of innovative medical device hydrogels delivered in the form of nasal sprays, which form a thin hydrogel-based shield containment barrier in the nasal cavity that can provide a barrier against viruses and allergens from contacting the nasal epithelial tissue. Polyrizon’s proprietary Capture and Contain TM, or C&C, hydrogel technology, comprised of a mixture of naturally occurring building blocks, is delivered in the form of nasal sprays, and potentially functions as a “biological mask” with a thin shield containment barrier in the nasal cavity. Polyrizon are further developing certain aspects of our C&C hydrogel technology such as the bioadhesion and prolonged retention at the nasal deposition site for intranasal delivery of drugs. Polyrizon refers to its additional technology, which is in an earlier stage of pre-clinical development, that is focused on nasal delivery of active pharmaceutical ingredients, or APIs, as Trap and Target ™, or T&T. For more information, please visit https://polyrizon-biotech.com.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report filed with the SEC on March 11, 2025 and subsequent filings with the SEC.. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Polyrizon is not responsible for the contents of third-party websites.

Contacts:

Michal Efraty
Investor Relations
IR@polyrizon-biotech.com